Exhibit 99.6

PRESS RELEASE

TotalEnergies’ Teams are Proud to Dedicate Their Energy to
Serve People across France Every Day for Over 100 Years

Paris, February 10, 2026 – As it releases its annual results, TotalEnergies sets out its main contributions and commitments in France, as both a leading economic player established in the country and as a responsible business.

“We are committed to serving the people across France and all French territories every day, meeting their energy needs and supporting them through their energy transition.” said Isabelle Patrier, Director, France, at TotalEnergies.

Our 35,000 employees on 4,000 French sites are proud to dedicate their energy to serving people every day:

▪	By supplying approximately 25% of the fuel sold in France to over 1 million customers on the roads every day.
▪	By ensuring that nine out of ten people in France live within fifteen minutes of a service station thanks to our nationwide network of 3,200 sites.
▪	By supplying 45% of France’s gas supply in 2025.
▪	By providing our 4.2 million residential and business customers with electricity and/or gas and helping them manage their energy use.
▪	By equipping the country with 26,000 EV charge points, 1,900 of which offer high-power charging, especially on motorways where we lead the market.
▪	By installing over 2 GW of renewable power, putting us in the top three renewable power providers in France (wind and solar).
▪	By securing the government contract for the country’s largest renewables project, Centre Manche 2, TotalEnergies’ biggest investment in France for thirty years.
▪	By recruiting over 18,000 people and offering 2,000 work-study placements, apprenticeships and vocational contracts.
▪	By assisting 100,000 young people every year, through the work of over 100 partners supported by the TotalEnergies Foundation.
▪	As a leading sponsor of French sports, in rugby (the Top 14, Pro D2, Rugby Union and Rugby Sevens) and cycling (the Tour de France, Paris-Nice and Paris-Roubaix).

We are also delighted with the sharp increase (13%) in 2025 in the number of individual French shareholders, who now number 730,000, a jump of over 80,000 in just one year. This shows that the French people have faith in the Company’s strategy and that they appreciate the dividend yield of TotalEnergies’ shares, as do our employees in France, over 80% of whom are TotalEnergies shareholders.

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Proud to contribute

to France’s energy sovereignty and transition

➢ We secure the country’s energy supply

With 3 refineries, 2 biorefineries, 6 gas-fired power stations, 13 biomethane plants, 420 solar and wind power facilities and 3 gas import terminals, we are helping establish the country’s energy security and its supply of gas, fuel and power.

We stand by the French people to provide them with the energies they need every day. In 2025, for example, TotalEnergies was responsible for 45% of France’s gas supply, 25% of fuels and 30% of aviation biofuels.

Since 2015, we have invested almost €1 billion in the modernization of our French refineries or their conversion to the production of biofuels, as at La Mède on the Mediterranean coast, Grandpuits near Paris, and our Gonfreville refinery in Normandy.

➢  Growth in power and renewables

In France, we have already reached 2 GW of installed renewable power, putting us in the country’s top three renewable power producers (wind and solar). We have become an integrated player in electricity: from production to flexible management, with our gas-fired power stations, and energy storage systems using batteries produced by our affiliate Saft.

We are very proud to have been awarded the country’s largest renewables project, in September 2025, following the call for tender for Centre Manche 2, an offshore wind facility that will supply green electricity to over a million homes from 2033. We are committed to creating jobs in the region, especially in Normandy, and we are implementing an EU-first policy for the main equipment, i.e. the wind turbines and cabling.

In 2025, the floating wind project Eolmed, in southwest France, entered its final construction phase before commissioning later this year. This pilot facility, in which we own 20%, will eventually produce enough power for 50,000 people.

Also in 2025, we acquired 50% of a flexible power production portfolio in Europe, including over 1 GW of batteries under construction or development in France. Through our Saft affiliate, we are developing energy storage, a vital technology for use with renewables, which are intermittent by nature, and 2025 saw the launch of EnerShift, a brand new energy storage system for industrial sites, already in operation at Saft’s site in Bordeaux.

Proud to stand by our customers
and supply them with all energies

➢ Standing by 38 million French people to supply their fuel

Through our network of 3,200 service stations in every part of France, we support over a million customers every day, supplying 25% of the fuel sold in the country. Our refineries and distribution network are contributing to the country’s energy security and fuel supply for the almost 38 million combustion vehicles on French roads.

We are also renewing the commitment we made to motorists in 2023, with a €1.99 cap on a liter of diesel or gasoline for the whole of 2026. And since September 2024, TotalEnergies’

residential Electricity & Gas customers can apply a cap of €1.94 instead of €1.99 on all fuels sold in our service stations.

Since 2024, we have reopened over thirty rural service stations to maintain local services, and we are setting up partnerships to develop community cohesion and galvanize the local economy (fresh bread deliveries, automatic car washes, vehicle registration documents, shops, food services, repairs, etc). These reopenings reflect TotalEnergies’ ambition to expand its footprint throughout the country, so that nine out of ten people live within fifteen minutes of a service station. We have also recruited fuel pump attendants in 300 service stations for more human contact and to assist our customers.

We are France’s leading distributor of E85, a biofuel our customers can buy from over 950 service stations.

➢  Standing by France’s 1.5 million EV drivers

We are also standing by French EV drivers. Across France, we have almost 26,000 charge points (public and private sector, company cars, home charging, public parking lots and stations) all supplied with green electricity.

In 2025, we were ranked “leader in high-power EV charging on the French motorway network”, both in terms of the number of charge points operated (over 1,900) and installed power, according to the latest Gireve report (European interoperability platform). During the school holidays, 300 EV charging station attendants will be on hand to assist and advise EV users in around a hundred motorway service stations.

In 2025, TotalEnergies signed a partnership with the Banque des Territoires to stimulate EV development in municipal and regional authorities. We inaugurated our first service station equipped with charge points for heavy vehicles, at Plessis-Pâté near Paris. We are working with our trucking customers, and have announced a partnership with Scania France, Daimler Trucks France and Prologis, to offer them multi-energy solutions from the depot to the road.

➢  Standing by French people at home

We supply electricity and gas to over 4.2 million residential and business customers. We are proud to support French people in their everyday needs. For heating, for example, because there remain 12 million gas boilers, 2.4 million fuel oil boilers and 2 million wood pellet boilers in service in France.

Our residential customers can benefit from electricity deals at prices lower than the regulated tariff set by the government. In 2025, we introduced a 10% discount on the government tariff for one year. And for several years, our Charge’Heures package has offered super off-peak rates between 2:00 and 6:00 am at half the price of peak hours.

To help our customers manage their energy use, we launched Tous Acteurs, a program for the 2025-2026 winter which alerts participants to the grid’s busiest days, advises them on moving their energy use outside peak times and rewards them for their efforts. We also allow them to track their energy use with a monthly report called Zoom conso.

Customers in financial difficulty can ask for a community chat. After a telephone conversation with our experts, they receive a free, customized report to assist them. In 2025, there were over 4,500 community chats, with a satisfaction rate of 88%.

Proud to innovate and reduce emissions

➢  Innovating with artificial intelligence

In 2025, we announced our collaboration with the French company Mistral AI to set up a shared innovation lab focused on artificial intelligence to improve the performance of our activities, especially in low-carbon energies. The deal reflects our decision to leverage digital technology and artificial intelligence to improve our industrial facilities and support the transition.

➢  Innovating to create a new plastic recycling activity

In 2025, we launched France’s first advanced plastic recycling plant, at our Grandpuits platform. This plant represents the launch of a completely new activity in plastic recycling: producing feedstock from French plastics in sorted household waste that is hard to recycle and currently either sent to landfill or incinerated. To achieve this, we signed a deal in 2023 with Citeo and Paprec, two French partners, to secure the unit’s supply of plastic waste.

➢  Innovating to take the carbon out of our industrial sites

In France, we undertook in 2023 to halve the CO2 emissions from our refining and petrochemicals sites by 2030, compared to the 2015 baseline. Our sites have already cut their CO2 emissions by over 40% between 2015 and 2025. We are actively contributing to the country’s decarbonization goals.

In 2026, we will pursue our efforts to decarbonize our industrial sites thanks to the electrification of our facilities, the use of electricity and green hydrogen, and improved energy efficiency.

➢  Innovating to decarbonize the air industry

We are actively decarbonizing air transportation, producing and supplying sustainable aviation fuel (SAF) to our customers from three production sites in France: the biorefinery at La Mède and the Normandy complex since 2025 and, from 2026, the biorefinery at Grandpuits.

At the Le Bourget Air Show in 2025, we signed a deal with Quatra to secure the supply of feedstock to our French biorefineries, and another deal with Avril to jointly examine the feasibility of intermediate crops in France for the production of sustainable aviation fuels. These partnerships build on the deal announced in 2022 with Saria, which will supply most of the feedstock to Grandpuits.

At the same time, our affiliate Saft and Safran Electrical & Power jointly announced the signing of an exclusive partnership to develop a new high-voltage battery system for the air industry. This project takes a major step towards next-generation aircraft.

➢  Innovating to decarbonize other sectors of industry

We help leading French industrial groups decarbonize their activities. Our biorefinery at La Mède is the only source of French-produced HVO. This entirely renewable biodiesel fuel developed by TotalEnergies and produced from food waste requires no adaptation to existing engines and is distributed throughout France to decarbonize truck fleets, public transport, farming and construction machinery and other equipment such as snow groomers for ski resorts. In 2025, we had over 1,100 professional customers for HVO100 located throughout France.

In January 2025, we signed a contract with semiconducter leader STMicroelectronics for renewable power to supply their French sites.

In 2025, we also renewed our multi-energy partnership with Colas, to help decarbonize the construction industry by supplying biodiesel (HVO), batteries to supply power to building sites, EV charging infrastructure and solar power facilities.

Through our Saft affiliate, we sell innovative rail battery systems to 75% of subway systems and over 100 rail networks worldwide. In France, Saft has been chosen for the next-generation TGV, the TGV M, expected in 2026.

Proud to promote regional development

➢  We contribute to the public finances

Our contribution to France’s public finances should amount to over €2 billion for 2025. That includes all forms of tax and the social security contributions TotalEnergies pays on the salaries of our 35,000 French employees. It also includes the withholding tax on dividends paid to our foreign shareholders.

➢  We are investing in the overseas territories

With almost 90 wind, solar, hydro and battery facilities in operation, we are a major player in the generation of renewables in France’s overseas territories, supplying enough power for 200,000 people. In 2025, we inaugurated La Perrière, the new wind and solar farm at Sainte-Suzanne in Réunion.

We have a network of over 180 service stations across all overseas territories, regions and départements, and we are also contributing to the development of the EV sector by deploying charge points in those service stations and on our partners’ parking lots. In 2025, we installed the first very high-power charge points in Réunion.

➢  We partner with the farming sector

With 123 projects under development in France to deliver almost 1 GW of renewable power, we are proud to be a major player in agrivoltaics, allowing farmers to generate additional revenues and contribute to the sector’s transition.

In 2025, we signed a memorandum of cooperation with the young farmers’ union Jeunes Agriculteurs to support young farmers with the agricultural energy transition.

In 2025, our thirteen biogas units across France allowed us to recover waste from over 1,000 partners in the farming and food sector and then, in a local and circular process, to supply those partners with digestate, an organic fertilizer. Also in 2025, we commissioned BioNorrois in Normandy, our second-largest methanation unit, created in close collaboration with the sugar sector.

➢  Our innovations are helping to decarbonize our regions

In May 2025, we inaugurated the Le Havre Sud heat network, supplied by our Normandy complex. This project recovers the heat generated by our facility to provide heating to over 12,000 homes in Le Havre from cleaner energy, saving 16,000 tons of CO2 a year.

➢  We support small and medium-sized businesses

We are also supporting the French economy with almost €6 billion of goods and services bought from over 16,000 suppliers based in France in 2025.

We assist and provide financial support to projects for the creation, acquisition and development of French SMEs, creating jobs in French regions. In 2025, 166 unsecured interest-free loans were granted to support over 4,000 French jobs.

With our regional, national and international partners, we help French SMEs leverage our international reach for growth. In 2025, 150 businesses were supported with collective prospection in the energy sector and in decarbonization and the energy transition, or were hosted by our foreign affiliates free of charge.

Proud to support young people, heritage and sport

➢  We are helping the young generation

Every year, the TotalEnergies Foundation supports projects in France with over 100 partners and contributes to supporting over 100,000 young people aged 12 to 25, most of whom are in a socially or academically vulnerable situation.

Thanks to the partnership the Foundation signed in 2018 with the National Federation of Production Schools, we have helped set up 47 production schools and expand ten others. Industreet, our campus for new industrial roles, initiated and fully funded by the TotalEnergies Foundation, will celebrate its five-year anniversary in 2026. Over 430 young people were admitted in 2025, bringing the total number of students past and present to 1,460 since its creation in 2021. At the end of their course, 85% of students obtained a permanent contract or pursued further studies. Villastreet, the hall of residence, provides accomodation for 75 young people from all parts of France.

➢  We protect our national heritage

In 2026, our Foundation will mark the twenty-year anniversary of its partnership with the French heritage organization, the Fondation du patrimoine. Together, we are helping preserve our architectural heritage through restoration programs that offer young people the chance to train and find work. Over 330 programs have taken place since 2006 in over 70 départements throughout France.

➢  We support rugby and cycling!

In 2025, we secured our commitment to rugby and to everyone who breathes life into this sport all over France, to showcase its values of solidarity, performance and togetherness.

As a major partner for all French Rugby Union and Rugby Sevens teams, we also support the Top 14 and Pro D2 professional leagues every weekend of the season, as well as ninety amateur clubs.

Through the National City and Country Tournament, in 2025 TotalEnergies helped 27,000 young men and women from deprived urban and rural areas (Quartiers Prioritaires de la Ville and Zones de Revitalisation Rurale) to learn rugby and its civic values.

Because of its historic roots and activities in the Béarn region of southwest France, at the end of 2025 TotalEnergies announced that it was extending the partnership with the Section

Paloise Béarn Pyrénées, begun in 1988, to 2032, allowing the Top 14 club to consolidate an ambitious project and establish its place in the French rugby elite.

We also strengthened our commitment to French cycling, announcing the signing of an official partnership in the Energy category with the Tour de France, the Tour de France Femmes with Zwift and six other major professional events in France, including Paris-Nice, Paris-Roubaix and the Auvergne-Rhône-Alpes Tour. These are long-term partnerships, covering all seasons from 2026 to 2028.

In addition, TotalEnergies is the headline sponsor of a French cycling team, Team TotalEnergies until the end of 2026. In the summer of 2025, it joined the INEOS Grenadiers as jersey sponsor, recruiting three French riders for the 2026 season.

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About TotalEnergies

TotalEnergies est une compagnie multi-énergies intégrée mondiale de production et de fourniture d’énergies : pétrole et biocarburants, gaz naturel, biogaz et hydrogène bas carbone, renouvelables et électricité. Nos plus de 100 000 collaborateurs s'engagent pour fournir au plus grand nombre une énergie plus abordable, plus disponible et plus durable. Présente dans environ 120 pays, TotalEnergies inscrit le développement durable au cœur de sa stratégie, de ses projets et de ses opérations.

Contacts TotalEnergies

Relations Médias : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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